UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

DYNEGY INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26817G300

(CUSIP Number)

Michael R. Anastasio, Jr.

c/o Seneca Capital Investments, LP

590 Madison Avenue, 28th Floor

New York, New York 10022

212-888-2999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817G300	Page 2 of 18

CUSIP No.
(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seneca Capital International Master Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0 shares
	(8)	Shared Voting Power 7,712,100 shares (See Item 5)
	(9)	Sole dispositive Power** 0 shares
	(10)	Shared Dispositive Power 7,712,100 shares (See Item 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,712,100 shares (See Item 5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.4% (See Item 5)
(14)	Type of Reporting Person (See Instructions) OO (Limited Partnership)

CUSIP No. 26817G300	Page 3 of 18

CUSIP No.
(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seneca Capital, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0 shares
	(8)	Shared Voting Power 3,514,400 shares (See Item 5)
	(9)	Sole dispositive Power** 0 shares
	(10)	Shared Dispositive Power 3,514,400 shares (See Item 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,514,400 shares (See Item 5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.9% (See Item 5)
(14)	Type of Reporting Person (See Instructions) OO (Limited Partnership)

CUSIP No. 26817G300	Page 4 of 18

CUSIP No.
(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seneca Capital Investments, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0 shares
	(8)	Shared Voting Power 11,226,500 shares (See Item 5)
	(9)	Sole dispositive Power** 0 shares
	(10)	Shared Dispositive Power 11,226,500 shares (See Item 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,226,500 shares (See Item 5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.3% (See Item 5)
(14)	Type of Reporting Person (See Instructions) OO (Limited Partnership)

CUSIP No. 26817G300	Page 5 of 18

CUSIP No.
(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seneca Capital Investments, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0 shares
	(8)	Shared Voting Power 11,226,500 shares (See Item 5)
	(9)	Sole dispositive Power** 0 shares
	(10)	Shared Dispositive Power 11,226,500 shares (See Item 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,226,500 shares (See Item 5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.3% (See Item 5)
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26817G300	Page 6 of 18

CUSIP No.
(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seneca Capital International GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0 shares
	(8)	Shared Voting Power 7,712,100 shares (See Item 5)
	(9)	Sole dispositive Power** 0 shares
	(10)	Shared Dispositive Power 7,712,100 shares (See Item 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,712,100 shares (See Item 5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.4% (See Item 5)
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26817G300	Page 7 of 18

CUSIP No.
(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seneca Capital Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0 shares
	(8)	Shared Voting Power 3,514,400 shares (See Item 5)
	(9)	Sole dispositive Power** 0 shares
	(10)	Shared Dispositive Power 3,514,400 shares (See Item 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,514,400 shares (See Item 5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.9% (See Item 5)
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26817G300	Page 8 of 18

CUSIP No.
(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Douglas A. Hirsch
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0 shares
	(8)	Shared Voting Power 11,226,500 shares (See Item 5)
	(9)	Sole dispositive Power** 0 shares
	(10)	Shared Dispositive Power 11,226,500 shares (See Item 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,226,500 shares (See Item 5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.3% (See Item 5)
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 26817G300	Page 9 of 18

Introduction

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2010, as amended by Amendment No. 1 thereto filed with the SEC on October 21, 2010, by Amendment No. 2 thereto filed with the SEC on November 2, 2010, and by Amendment No. 3 thereto filed with the SEC on November 8, 2010 (such Schedule 13D, as amended, the “Schedule 13D”) on behalf of (i) Seneca Capital International Master Fund, L.P., a Cayman Islands exempted limited partnership (“International Fund”), (ii) Seneca Capital, L.P., a Delaware limited partnership (“U.S. Fund”), (iii) Seneca Capital Investments, L.P., a Delaware limited partnership (“Seneca LP”), (iv) Seneca Capital Investments, LLC, a Delaware limited liability company (“Seneca LLC”), (v) Seneca Capital International GP, LLC, a Delaware limited liability company (“Seneca International GP”), (vi) Seneca Capital Advisors, LLC, a Delaware limited liability company (“Seneca Advisors”), and (vii) Douglas A. Hirsch (together with each of the foregoing, the “Reporting Persons”), with respect to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Dynegy Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons (the “Shares”). Capitalized terms used and not otherwise defined in this Amendment No. 4 shall have the meanings previously ascribed thereto in the Schedule 13D.

Amendment No. 4 is filed to amend Item 4 and Item 7 of the Schedule 13D as set forth below.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following information:

On November 11, 2010, the Reporting Persons announced their intent to seek to replace two directors of the Issuer (also referred to herein as “Dynegy” or the “Company”) and stated that E. Hunter Harrison and Jeff Hunter had agreed to serve as nominees for election to the Issuer’s Board of Directors (the “Dynegy Board”) by written consent of Dynegy’s stockholders (the “Consent Solicitation”).

The Reporting Persons have also announced that, although they currently seek to replace only two current directors of Dynegy, Steve Weyel and Jeffrey S. Stein stand ready to serve as additional nominees in the event that other current directors step down from the Dynegy Board or in the event of another consent solicitation.

On November 15, 2010, the Reporting Persons filed with the SEC preliminary materials relating to the Consent Solicitation. In addition to seeking to replace two of the current directors of Dynegy, the Consent Solicitation seeks stockholder approval of the following proposals (“Proposals”):

Proposal 1.	Remove, without cause, the following two members of the Dynegy Board (and any person or persons, other than those elected pursuant to this consent solicitation, elected or appointed by the Dynegy Board to fill any vacancy or newly created directorship prior to the effective date of the Proposals): Bruce A. Williamson and David W. Biegler.

Proposal 2.	Elect E. Hunter Harrison and Jeff D. Hunter (each, a “Nominee” and collectively, the “Nominees”) to serve as directors of the Company until the next annual meeting of stockholders and until their successors are duly elected and qualified.

Proposal 3.	Repeal any provision of the Company’s Amended and Restated Bylaws (the “Bylaws”) in effect at the time this proposal becomes effective that was not included in the Bylaws that became effective on December 7, 2009 and were filed with the SEC on December 11, 2009.

Proposal 4.	Direct the Dynegy Board to explore and undertake a strategic review of the Company and its assets to explore the possibility of a sale of the Company and/or its assets with a view to using proceeds of any such asset sales for liquidity, optimizing the level of outstanding debt or other means of creating stockholder value.

Proposal 5.	Direct the Dynegy Board to consider strategies to optimize the Company’s debt structure, including, without limitation, a refinancing of the Company’s revolver to better align with actual business needs, an evaluation of additional financings and/or debt exchanges to extend and reduce maturities and/or to reduce costs, an evaluation of hedge monetization to enhance liquidity, and an evaluation of the most efficient means of hedge collateralization, including the use of non-cash assets.

CUSIP No. 26817G300	Page 10 of 18

Proposal 6.	Direct the Dynegy Board to carefully evaluate all cost cutting opportunities available to the Company, including, without limitation, corporate costs.

Proposal 7.	Direct the Dynegy Board to conduct a review of senior management and the compensation plan of the Company to ensure that proper alignment is in place to capture value for stockholders.

Proposal 8.	Direct the Dynegy Board to undertake an in-depth review of director and officer compensation policies to ensure that such policies provide for the best-in-class economic alignment with stockholders through stock ownership.

Proposal 9.	Direct the Dynegy Board to analyze and explore unwinding the recent reverse stock split in a stockholder-friendly manner.

Materials filed by the Reporting Persons in connection with the Consent Solicitation may be viewed without charge at the SEC’s website at www.sec.gov.

Seneca Capital Investments, LP has entered into a separate Director’s Agreement (a “Director’s Agreement”) with each of Messrs. Harrison, Hunter, Weyel and Stein (the “Potential Directors”). Under each Director’s Agreement, the applicable Potential Director has expressed a willingness to serve as a nominee for election as a director of Dynegy. The Reporting Persons are not paying the Potential Directors for their agreement to act in such capacity, except that Seneca Capital Investments, LP has agreed to indemnify and advance expenses to each Potential Director if he becomes party to a proceeding in his capacity as a nominee, subject to certain limitations set forth in the form of Director’s Agreement attached as Exhibit 7.2 to this Schedule 13D and incorporated into this Item 4 by this reference.

The Reporting Persons understand that Mr. Harrison owns 500,000 shares of Dynegy’s Common Stock and that Mr. Hunter intends to own 300,000 shares of Dynegy’s Common Stock if elected to the Dynegy Board. The Reporting Persons disclaim beneficial ownership of such shares of Common Stock.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Exhibit 7.1 Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 7.1 of the Schedule 13D filed by the Reporting Persons with respect to the Issuer on October 7, 2010).

Exhibit 7.2 Form of Director’s Agreement by and between Seneca Capital Investments, LP and each Nominee.

CUSIP No. 26817G300	Page 11 of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2010

SENECA CAPITAL INTERNATIONAL

MASTER FUND, L.P.

By:  Seneca Capital International GP, LLC,

        Its General Partner

By:  /s/  Douglas A. Hirsch

        Douglas A. Hirsch, Managing Member

SENECA CAPITAL, L.P.

By:  Seneca Capital Advisors, LLC,

        Its General Partner

By:  /s/  Douglas A. Hirsch

        Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, L.P.

By:  Seneca Capital Investments, LLC,

        its General Partner

By:  /s/  Douglas A. Hirsch

        Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By:  /s/  Douglas A. Hirsch

        Douglas A. Hirsch, Managing Member

SENECA CAPITAL INTERNATIONAL GP, LLC

By:  /s/  Douglas A. Hirsch

        Douglas A. Hirsch, Managing Member

SENECA CAPITAL ADVISORS, LLC

By:  /s/  Douglas A. Hirsch

        Douglas A. Hirsch, Managing Member

DOUGLAS A. HIRSCH

By:  /s/  Douglas A. Hirsch

        Douglas A. Hirsch, individually

Exhibit 7.2

DIRECTOR’S AGREEMENT

This Agreement is made and entered into this __ day of November, 2010 (the “Agreement”), by and between Seneca Capital Investments, LP (“Seneca”), and [—] (“Director”).

WHEREAS, Seneca has asked and Director has agreed to be a nominee for election to the Board of Directors of Dynegy Inc., a Delaware corporation (“Dynegy”); and

WHEREAS, Seneca’s and/or Seneca’s affiliates may, in appropriate circumstances, solicit proxies or written consents from the stockholders of Dynegy in support of Director’s election to the Board of Directors of Dynegy (the “Dynegy Board”);

NOW, THEREFORE, in consideration of the foregoing and with the understanding on the part of Seneca that Director is relying on this Agreement in agreeing to be a nominee as aforesaid and for other and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1. Definitions. For purposes of this Agreement:

(a) “Enterprise” shall mean Dynegy.

(b) “Expenses” shall include all reasonable attorneys’ fees and all other out of pocket disbursements or out of pocket expenses of the types customarily incurred in connection with defending a Proceeding (in all cases, to the extent reasonable).

(c) “Good Faith” shall mean Director having acted reasonably and in good faith without negligence or intentional misconduct and in a manner Director reasonably believed to be in or not opposed to the best interests of Seneca or the Enterprise, as applicable, and having had no reasonable cause to believe Director’s conduct was unlawful.

(d) “Indemnifiable Event” means any event or occurrence in either case relating to or arising out of any action taken or omitted to be taken by Seneca in connection with Director’s serving as a Nominee, but not in the Director’s capacity as a director of Dynegy if the Director is so elected.

(e) “Nominee” means as a nominee proposed by Seneca for election as a director of the Enterprise.

(f) “Proceeding” includes any pending or completed action, suit, arbitration, alternate dispute resolution mechanism, administrative hearing or any other actual, or completed proceeding, whether civil, criminal, administrative or investigative, in which Director was or is named as a party by reason of an Indemnifiable Event; except one initiated by a Director pursuant to Section 6 of this Agreement to enforce Director’s rights under this Agreement.

SECTION 2. Agreement To Serve As A Nominee; Representation; Enter Undertaking. The Director hereby consents to being named as a Nominee in any materials submitted by or on behalf of Seneca and/or its affiliates to Dynegy or filed by or on behalf of Seneca and/or its affiliates with the Securities and Exchange Commission or otherwise, directly or indirectly in connection with being a Nominee, and further consents to serve at the request of Seneca and/or its affiliates as a Nominee. The Director agrees that any information it supplies to Seneca for inclusion in any such material will be true, complete and correct to the best of Director’s knowledge after due inquiry and will not omit any information that may be material. In the event of any change to such information, Director shall update Seneca as promptly as possible. Director also agrees that it will promptly provide Seneca such information as is reasonably necessary in connection with Director serving as a Nominee. The Director acknowledges and agrees that neither Seneca nor its affiliates shall have any obligation to so name, or make such a request for service of, the Director. The Director represents and warrants that on the date hereof, the Director possesses beneficial ownership of shares of Dynegy common stock and that the Director’s obligations set forth herein are not in conflict with any agreements, arrangements or understandings that the Director may have with any other natural persons or entity/ies.

SECTION 3. Indemnification—General. In the event the Director, in Director’s capacity as Nominee, was, is or becomes a party in a Proceeding, Seneca shall indemnify, and advance Expenses to, Director (a) as provided in this Agreement and (b) subject to the provisions of this Agreement. The rights of Director provided under the preceding sentence shall include, but shall not be limited to, the rights set forth in the other sections of this Agreement.

SECTION 4. Indemnification for Proceedings. Director shall be entitled to the rights of indemnification provided in this Section 4 if Director, in Director’s capacity as a Nominee, was, is, or becomes a party to a Proceeding. Pursuant to this Section 4, Director shall be indemnified against all Expenses, judgments, liabilities, penalties, fines and amounts paid in settlement actually and reasonably incurred by Director in connection with such Proceeding or any claim, issue or matter therein, if Director acted in Good Faith. Seneca will be entitled to participate in and/or undertaken to defend any such Proceeding at its own expense.

SECTION 5. Procedure For Determination Of Entitlement To Indemnification.

(a) To obtain indemnification under this Agreement, Director shall submit to Seneca a written request, including therein or therewith such documentation and information as is reasonably available to Director and is reasonably necessary to determine whether and to what extent Director is entitled to indemnification.

(b) Upon written request by Director for indemnification, a determination with respect to Director’s entitlement thereto shall be made by Seneca acting reasonably and in good faith, promptly in accordance with this Agreement. If it is so determined that Director is entitled to indemnification, payment to Director shall be made within twenty (20) days after such determination. Director shall cooperate with Seneca with respect to Director’s entitlement to indemnification, including providing to Seneca upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to Director and reasonably necessary to such determination.

(c) Seneca shall not be required to obtain the consent of the Director to the settlement of any Proceeding which Seneca has undertaken to defend if Seneca assumes full and sole responsibility for such settlement and the settlement grants the Director a complete and unqualified release in respect of the potential liability. Seneca shall not be liable for any amount paid by the Director in settlement of any Proceeding, unless Seneca has consented in advance and in writing to such settlement.

SECTION 6. Remedies Of Director.

(a) In the event that (i) a determination is made pursuant to Section 5 of this Agreement that Director is not entitled to indemnification under this Agreement, (ii) no determination of entitlement to indemnification shall have been made promptly after receipt by Seneca of the request for indemnification pursuant to Section 5(b) of this Agreement or (iii) payment of indemnification is not made pursuant to the last sentence of Section 5(b) of this Agreement within twenty (20) days, Director shall be entitled to seek judicial determination as to Director’s entitlement to such indemnification or advancement of Expenses. Seneca shall not oppose Director’s right to seek any such adjudication.

(b) In the event that a determination shall have been made pursuant to Section 5(b) of this Agreement that Director is not entitled to indemnification, any judicial proceeding commenced pursuant to this Section 6 shall be conducted in all respects as a de novo trial on the merits and Director shall not be prejudiced by reason of that adverse determination.

(c) In the event that Director, pursuant to this Section 6, seeks a judicial adjudication of Director’s rights under, or to recover damages for breach of, this Agreement, Director shall be entitled to recover from Seneca, and shall be indemnified by Seneca against, any and all expenses (of the types described in the definition of Expenses in Section 1 of this Agreement) actually and reasonably incurred by Director in such judicial adjudication, but only if (and only to the extent) Director prevails therein. If it shall be determined in said judicial adjudication that Director is entitled to receive part but not all of the indemnification or advancement of Expenses sought, the expenses incurred by Director in connection with such judicial adjudication shall be appropriately prorated.

SECTION 7. Survival Of Rights; Insurance; Subrogation.

(a) No amendment, alteration or repeal of this Agreement or of any provision hereof shall limit or restrict any right of Director under this Agreement in respect of any action taken or omitted by such Director in Director’s capacity as a Nominee, prior to such amendment, alteration or repeal. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

(b) Seneca shall not be liable under this Agreement to make any payment of amounts otherwise indemnifiable hereunder if and to the extent that Director is eligible to receive such payment under any insurance policy, contract, agreement or otherwise or if Director was not acting in the capacity of a Nominee.

SECTION 8. Duration Of Indemnifiable Events. This Agreement shall provide indemnification to the Director for all Claims relating to Indemnifiable Events occurring through but not after the later of (a) Director’s election as director of the Enterprise or (b) the completion or termination of any proxy or consent solicitation in connection with which Director is acting as a Nominee (such later time, the “Cut Off Time”). For the avoidance of doubt, in no event shall Seneca have any obligation to Director in respect of any Claims arising directly or indirectly in respect of (i) Director’s position as a director or (ii) any other events or occurrences that arise upon or following the Cut Off Time. This Agreement shall be binding upon Seneca and its successors and assigns and shall inure to the benefit of Director and Director’s heirs, executors and administrators.

SECTION 9. Severability. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Agreement (including without limitation, each portion of any Section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and shall remain enforceable to the fullest extent permitted by law; (b) such provision or provisions shall be deemed reformed to the extent necessary to conform to applicable law and to give the maximum effect to the intent of the parties hereto; and (c) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any Section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested thereby.

SECTION 10. Exception To Right Of Indemnification Or Advancement Of Expenses. Notwithstanding any provision of this Agreement, but subject to Section 6(c) hereof, (a) Director shall not be entitled to indemnification or advancement of Expenses under this Agreement with respect to any Proceeding initiated by Director, including any Proceeding (or any part of any Proceeding) initiated by Director against Seneca, or any claim therein, unless the bringing of such Proceeding or making of such claim shall have been approved by Seneca, or (b) for a claim in respect of or for an accounting of profits made from the purchase and sale (or sale and purchase) by Director of securities of Dynegy within the meaning of Section 16(b) of the Exchange Act or similar provisions of state statutory law or common law.

SECTION 11. Identical Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same Agreement. Only one such counterpart signed by the party against whom enforceability is sought needs to be produced to evidence the existence of this Agreement.

SECTION 12. Headings. The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

SECTION 13. Entire Agreement.

(a) This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral, written and implied, between the parties hereto with respect to the subject matter hereof.

(b) Seneca expressly confirms and agrees that Seneca has entered into this Agreement and assumed its obligations in order to induce Director to serve as a Nominee, and Seneca acknowledges that Director is relying upon this Agreement in serving as a Nominee.

SECTION 14. Modification And Waiver. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

SECTION 15. Notice By Director. Director agrees promptly to notify Seneca in writing upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any Proceeding or matter which may be subject to indemnification or advancement of Expenses covered hereunder. The failure of Director to so notify Seneca shall not relieve Seneca of any obligation which it may have to the Director under this Agreement or otherwise, except to the extent Seneca is prejudiced by such failure.

SECTION 16. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if (i) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed, or (ii) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed:

(a) If to Director, to the address set forth below Director’s name on the signature page of this Agreement

(b) If to Seneca, to:

Seneca Capital Investments, LLC

590 Madison Avenue, 28th Floor

New York, NY 10028

or to such other address as may have been furnished to Director by Seneca or to Seneca by Director, as the case may be.

SECTION 17. Governing Law; Submission To Jurisdiction: Appointment Of Agent For Service Of Process. This Agreement and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without regard to its conflict of laws rules. Seneca and Director hereby irrevocably and unconditionally (i) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in a court within New York, New York, and not in any other state or federal court in the United States of America or any court in any other country, (ii) consent to submit to the exclusive jurisdiction of such courts for purposes of any action or proceeding arising out of or in connection with this Agreement, (iii) waive any objection to the laying of venue of any such action or proceeding in such court, and (v) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in such court has been brought in an improper or otherwise inconvenient forum.

SECTION 18. Miscellaneous. Use of the masculine pronoun shall be deemed to include usage of the feminine pronoun where appropriate.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

SENECA CAPITAL INVESTMENTS, LP

By:
Name: Title:

Director:

Address: [—]